Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of February 6, 2025, between Revance Therapeutics, Inc., a Delaware corporation (the “Issuer”), and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), a national banking association, as trustee (the “Trustee”), supplementing the Indenture dated as of February 14, 2020 (the indenture as so supplemented, the “Indenture”).

RECITALS OF THE COMPANY

WHEREAS, the Issuer previously issued its 1.75% Convertible Senior Notes due 2027 (the “Notes”) pursuant to the Indenture;

WHEREAS, on August 11, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Original Merger Agreement”), by and among the Issuer, Crown Laboratories, Inc., a Delaware corporation (“Crown Labs”), and Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”);

WHEREAS, on December 7, 2024, the Issuer, Crown Labs and Merger Sub amended and restated the Original Merger Agreement in its entirety, on the terms and conditions set forth in that certain Amended and Restated Agreement and Plan of Merger (as amended from time to time, the “A&R Merger Agreement”);

WHEREAS, pursuant to the A&R Merger Agreement, Merger Sub commenced a tender offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2024 and in the related Letter of Transmittal filed by Merger Sub and Crown Labs with the U.S. Securities and Exchange Commission on December 12, 2024 (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”) to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”) for $3.65 per share, net in cash, without interest and less any required tax withholding;

WHEREAS, on February 6, 2025, in accordance with the Offer, Merger Sub purchased all shares of Common Stock that had been validly tendered and not withdrawn;

WHEREAS, on February 6, 2025, pursuant to the A&R Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Crown Labs (the “Merger”), and each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than certain excluded shares of Common Stock as described in the A&R Merger Agreement) was converted into the right to receive $3.65 in cash, without interest and subject to applicable withholding taxes;

WHEREAS, pursuant to Section 14.07(a) of the Indenture, the Merger constitutes a Share Exchange Event with respect to the Notes, and the Indenture provides that, prior to or at the

Effective Time, the Issuer shall execute with the Trustee a supplemental indenture, without the consent of any Holders of Notes as permitted by Section 10.01(g) of the Indenture, providing that, from and after the Effective Time, the right to convert each $1,000 principal amount of Notes into shares of Common Stock shall be changed into a right to convert such principal amount of Notes into the kind and amount of Reference Property that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Share Exchange Event would have owned or been entitled to receive upon such Share Exchange Event;

WHEREAS, the Merger constitutes a Fundamental Change and a Make-Whole Fundamental Change with respect to the Notes under the Indenture;

WHEREAS, pursuant to the terms of the A&R Merger Agreement and Section 14.07(a) of the Indenture, each unit of Reference Property consists of $3.65 in cash;

WHEREAS, pursuant to Section 14.03(b) of the Indenture, since the consideration paid to holders of the Common Stock in the Merger is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the Conversion Obligation shall be calculated based solely on the Stock Price for the transaction and shall be deemed to be an amount of cash per $1,000 principal amount of converted Notes equal to the Conversion Rate (including any increase to reflect the Additional Shares), multiplied by such Stock Price;

WHEREAS, pursuant to Section 14.07(a) of the Indenture, if the holders of Common Stock receive only cash in any Share Exchange Event, then for all conversions for which the relevant Conversion Date occurs after the effective date of such Share Exchange Event the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date (as may be increased by any Additional Shares pursuant to Section 14.03 of the Indenture), multiplied by the price paid per share of Common Stock in such Share Exchange Event;

WHEREAS, the Board of Directors has duly adopted resolutions authorizing the Company to execute and deliver this First Supplemental Indenture;

WHEREAS, the Company has requested that the Trustee execute and deliver this First Supplemental Indenture and has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel; and

WHEREAS, all conditions precedent provided for in the Indenture relating to the execution and delivery of this First Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

In consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Issuer and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Notes:

ARTICLE I

TERMS

Section 1.01. Definitions. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE II

AMENDMENTS

Section 2.01. Conversion Right. In accordance with Section 14.07(a) of the Indenture, from and after the Effective Time, the right to convert each $1,000 principal amount of Notes into shares of Common Stock at the then applicable Conversion Rate is hereby changed into a right to convert such principal amount of Notes solely into a number of units of Reference Property in an aggregate amount equal to the Conversion Rate in effect on the Conversion Date (as may be increased by any Additional Shares), multiplied by the Stock Price paid per share of Common Stock in the Merger, which will be cash equal to $112.71 per $1,000 principal amount of Notes based on a Conversion Rate equal to (i) 30.8804 shares of Common Stock per $1,000 principal amount of Notes plus (ii) no Additional Shares. Accordingly, any reference in respect of the Holders’ conversion rights to a single share of Common Stock in the Indenture shall be deemed a reference to a right to receive an amount equal to $3.65 and the provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into Reference Property.

Section 2.02. Last Reported Sale Price of the Common Stock. With respect to any date from and after the Effective Time, the Last Reported Sale Price and Stock Price shall be $3.65, notwithstanding anything to the contrary in the Indenture.

Section 2.03. Adjustment to Conversion Rate in Connection with a Make-Whole Fundamental Change. The Conversion Rate for Notes surrendered for conversion from, after and including the Effective Time, shall not be increased by Additional Shares in accordance with Section 14.03(e)(iii) of the Indenture.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.01. Effectiveness; Construction. The First Supplemental Indenture shall become effective upon its execution and delivery by the Issuer and the Trustee as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. The First Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and the First Supplemental Indenture shall henceforth be read and construed together.

Section 3.02. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03. Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in the First Supplemental Indenture shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of the First Supplemental Indenture.

Section 3.04. No Third-Party Beneficiaries. Nothing in the First Supplemental Indenture, expressed or implied, shall give to any Person, other than the parties to the Indenture, any Paying Agent, any Conversion Agent, any authenticating agent, any Security Registrar and their successors under the Indenture or the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05. Severability. In the event any provision of the First Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 3.06. Headings. The Article and Section headings of the First Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of the First Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07. Ratification of Indenture. The Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein provided.

Section 3.07. Successors. All the covenants, stipulations, promises and agreements of the Issuer and the Trustee in the First Supplemental Indenture shall bind their respective successors and assigns whether so expressed or not.

Section 3.08. Governing Law; Waiver of Jury Trial. Sections 17.04 and 17.13 of the Indenture shall apply mutatis mutandis to this First Supplemental Indenture.

Section 3.09. Counterpart Signatures. The First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first written above.

REVANCE THERAPEUTICS, INC.

By:	/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

[Signature Page to First Supplemental Indenture]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Brandon Bonfig
Name: Brandon Bonfig
Title: Vice President

[Signature Page to First Supplemental Indenture]